Exhibit 99.3

For Immediate Release: March 4, 2026

Attention: Business Editors

VERSABANK REPORTS STRONG FIRST QUARTER RESULTS: ACCELERATED U.S. GROWTH DRIVES 31% YEAR-OVER-YEAR INCREASE IN REVENUE, 36% YEAR-OVER-YEAR GROWTH IN NET INCOME, 49% YEAR-OVER-YEAR GROWTH IN ADJUSTED NET INCOME

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our first quarter 2026 (“Q1 2026”) unaudited Interim Consolidated Financial Statements for the period ended January 31, 2026 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the first quarter ended January 31, 2026. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended
	January 31	October 31		January 31
(thousands of Canadian dollars except per share amounts)	2026	2025	Change	2025	Change
Financial results
Total revenue	$36,514	$35,092	4%	$27,827	31%
Cost of funds*	3.14%	3.15%	(0%)	3.84%	(18%)
Net interest margin*	2.25%	2.29%	(2%)	2.08%	8%
Net interest margin on credit assets*	2.64%	2.65%	(0%)	2.36%	12%
Return on average common equity*	8.16%	3.89%	110%	7.02%	16%
Adjusted return on average common equity*	8.95%	7.81%	15%	7.02%	27%
Net income	11,069	5,204	113%	8,143	36%
Adjusted net income*	12,162	10,549	15%	8,143	49%
Net income per common share basic and diluted	0.35	0.16	119%	0.28	25%
Adjusted net income per common share basic and diluted*	0.38	0.33	15%	0.28	36%
Balance sheet and capital ratios**
Total assets	$6,146,010	$5,808,475	6%	$4,971,732	24%
Book value per common share*	16.93	16.67	2%	16.03	6%
Common Equity Tier 1 (CET1) capital ratio	12.82%	12.92%	(1%)	14.61%	(12%)
Total capital ratio	15.47%	15.72%	(2%)	17.91%	(14%)
Leverage ratio	8.17%	8.47%	(4%)	9.67%	(16%)

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q1 2026 Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

SEGMENTED FINANCIAL SUMMARY – QUARTERLY

(thousands of Canadian dollars)
for the three months ended	January 31, 2026
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$27,107	$6,774	$-	$-	$-	$33,881
Non-interest income	476	-	528	1,975	(346)	2,633
Total revenue	27,583	6,774	528	1,975	(346)	36,514

Provision for (recovery of) credit losses	681	19	-	-	-	700
	26,902	6,755	528	1,975	(346)	35,814

Non-interest expenses:
Salaries and benefits	6,663	1,733	206	1,781	-	10,383
General and administrative	7,378	799	30	506	(346)	8,367
Premises and equipment	925	275	48	548	-	1,796
	14,966	2,807	284	2,835	(346)	20,546

Income (loss) before income taxes	11,936	3,948	244	(860)	-	15,268

Income tax provision	3,222	1,142	65	(230)	-	4,199

Net income (loss)	$8,714	$2,806	$179	$(630)	$-	$11,069

Total assets	$5,134,288	$1,009,961	$10,535	$16,139	$(24,913)	$6,146,010

Total liabilities	$4,850,594	$754,775	$517	$28,263	$(31,215)	$5,602,934

for the three months ended	October 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$27,399	$5,234	$-	$-	$-	$32,633
Non-interest income	250	(15)	673	1,898	(347)	2,459
Total revenue	27,649	5,219	673	1,898	(347)	35,092

Provision for (recovery of) credit losses	1,365	(46)	-	-	-	1,319
	26,284	5,265	673	1,898	(347)	33,773

Non-interest expenses:
Salaries and benefits	7,446	1,213	130	1,327	-	10,116
General and administrative	10,941	924	140	143	(347)	11,801
Premises and equipment	929	323	276	426	-	1,954
	19,316	2,460	546	1,896	(347)	23,871

Income (loss) before income taxes	6,968	2,805	127	2	-	9,902

Income tax provision	3,840	806	33	19	-	4,698

Net income (loss)	$3,128	$1,999	$94	$(17)	$-	$5,204

Total assets	$5,050,922	$759,733	$10,207	$24,538	$(36,925)	$5,808,475

Total liabilities	$4,777,508	$498,822	$8,006	$28,319	$(36,853)	$5,275,802

for the three months ended	January 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$23,685	$2,039	$-	$-	$-	$25,724
Non-interest income	125	1	342	1,989	(354)	2,103
Total revenue	23,810	2,040	342	1,989	(354)	27,827

Provision for (recovery of) credit losses	1,033	(9)	-	-	-	1,024
	22,777	2,049	342	1,989	(354)	26,803

Non-interest expenses:
Salaries and benefits	5,289	1,164	217	1,944	-	8,614
General and administrative	4,716	597	44	486	(354)	5,489
Premises and equipment	903	109	48	536	-	1,596
	10,908	1,870	309	2,966	(354)	15,699

Income (loss) before income taxes	11,869	179	33	(977)	-	11,104

Income tax provision	3,105	76	-	(220)	-	2,961

Net income (loss)	$8,764	$103	$33	$(757)	$-	$8,143

Total assets	$4,707,062	$256,627	$11,236	$25,340	$(28,533)	$4,971,732

Total liabilities	$4,350,601	$115,351	$8,922	$21,548	$(45,985)	$4,450,437

NOTE REGARDING THE CHANGE IN NAME OF “RECEIVABLE PURCHASE PROGRAM” (“RPP”) TO “STRUCTURED RECEIVEABLE PROGRAM” (“SRP”)

As part of its previously announced Reorganization (see note below), VersaBank has changed the name of its Receivable Purchase Program (“RPP”) to Structured Receivable Program (“SRP”). The underlying business model of the SRP has not changed in any way.

MANAGEMENT COMMENTARY

“The first quarter of 2026 saw the acceleration of our Structured Receivable Program, or SRP (previously known as our Receivable Purchase Program) in the United States, which, combined with steady growth in Canada and a strengthened net interest margin, contributed to 31% year-over-year growth in revenue,” said David Taylor, Founder and President, VersaBank. “Per our strategy, we are increasingly benefitting from the operating leverage in our business model. Our investment over the past several years in establishing and ramping up our U.S. business is yielding results in terms of improved operating leverage, with net income up 36% and adjusted net income up 49%, year-over-year. Notably, adjusted net income grew 15% sequentially.”

“After surpassing our fiscal 2025 target, during the first quarter of fiscal 2026 we grew our U.S. SRP 55% sequentially. Our pace of funding has us firmly on track to achieve our target of growing our US SRP fundings by at least $1 billion in fiscal 2026.  Notably, the efficiency of our U.S. banking operations has already surpassed that of our Canadian banking operations and, with substantially all of our U.S. cost structure in place, will expand meaningfully as we grow our U.S. portfolio.”

“In addition to the expected continued strong growth in our core Digital Banking business, we are increasingly encouraged by the opportunity for our Real Bank Tokenized Deposits™ (RBTD™s) as digital assets gain adoption by the mainstream financial industry amidst a favourable regulatory environment. During the quarter, we continued to advance our RBTD™s towards commercialization, with a specific focus on ensuring we position ourselves to fully capitalize on their specific advantage in the marketplace.”

“The first quarter was also highlighted by our extension of our custody services to the stablecoin market and, subsequent to quarter end, we announced our first customer, Stablecorp Digital Currencies, for which the Bank will serve as the custodian for Stablecorp's QCAD stablecoin -- Canada's first regulatory compliant Canadian-dollar stablecoin. Stablecorp has an impressive list of investors including Coinbase, Circle, DeFi Technologies and FTP Ventures.”

“We continue to make steady progress on our reorganization with the goal of including our shareholder vote on the matter as apart of our annual shareholders meeting in early April, subject to the timing of review of the required filings and approval by the requisite regulators. We continue to expect the benefits of the reorganization to meaningfully outweigh the investment in the process and allow the Bank to fully capitalize on its US SRP opportunity, as well as our Tokenized Deposit and Stablecoin Custody Services opportunities.”

KEY OPERATIONAL DEVELOPMENTS

●

The Bank continued to realize rapid expansion of its credit asset portfolio in the US through the successful ramp up of its SRP. Following the achievement of its first-year target for SRP credit assets and the signing of an agreement with its largest US SRP partner to date at the end of the Q4 2025, the Bank grew its total US SRP credit assets to US$472.0 million at the end of the first quarter of fiscal 2026 and is on pace to achieve its target for additional US SRP fundings in fiscal 2026 of US$1 billion;

●

The Bank enhanced its Canadian Mortgage and Housing Corporation ("CMHC") insured lending program such that the Bank will begin utilizing its Canadian Mortgage Bond ("CMB") Program allocation capacity to invest in CMHC-insured multi-unit residential ("MUR") term mortgages originated by partners who are well-established leaders in the Canadian MUR mortgage industry (the "Mortgage Originator") (the "Enhanced CMHC Program");

●

Following the Canadian federal government’s announcement of planned regulation of stablecoins in the 2025 Federal Budget, the Bank initiated collaborations with third-party stablecoin issuers on national bank-based, SOC2 Type 1-certified custody solutions that are consistent with the government's planned regulation for stablecoins in Canada. Subsequent to the end of the first quarter, the Bank announced its first stablecoin custody customer, signing a definitive agreement with Stablecorp Digital Currencies Inc. ("Stablecorp"), a pioneering Canadian digital asset infrastructure company and servicer of the QCAD Digital Trust and whose investors include Coinbase, Circle, DeFi Technologies and FTP Ventures, under which the Bank will serve as the custodian for Stablecorp's QCAD stablecoin. QCAD recently became Canada's first regulatory compliant Canadian-dollar stablecoin; and,

●

The Bank continued to steadily progress on its Reorganization (see note below) and in support of that Reorganization appointed Nicolas Ospina to the newly created role of Global Chief Financial Officer with responsibility for oversight of the Bank's finance function at the corporate level and John Asma, previously Chief Financial Officer of the Bank, to Executive Vice President with responsibilities for operation and execution of strategy for Canadian Digital Banking operations.

HIGHLIGHTS FOR THE FIRST QUARTER OF FISCAL 2026

Consolidated (Canadian and US Digital Banking Operations, Digital Meteor and DRTC)

●

Total assets increased 24% year-over-year and 6% sequentially to a record $6.1 billion, with the increase driven primarily by growth of the Digital Banking operations’ credit asset portfolios, in particular, the Structured Receivable Program (“SRP”) portfolio, in both the US and Canada;

●

Consolidated total revenue increased 31% year-over-year and increased 4% sequentially to a record $36.5 million, with the year-over-year and sequential increases primarily due to the continued growth in credit assets, which were up 23% year-over-year and 5% sequentially;

●

Consolidated net income was $11.1 million compared with $8.1 million for the first quarter of last year and $5.2 million for the fourth quarter of fiscal 2025. Consolidated net income for the first quarter of fiscal 2026 included $1.5 million of non-interest expenses related primarily to the costs associated with the Reorganization (see note below), compared to $5.4 million in the sequential quarter, which also had higher than typical tax provision attributable to various one-time tax expense adjustments;

●	Consolidated adjusted net income was $12.2 million, an increase of 49% year-over-year and an increase of 15% sequentially;
●

Consolidated income per common share was $0.35 compared with $0.28 for the first quarter of last year and $0.16 for the fourth quarter of 2025. In addition to the impact of the items noted above, the variance to prior year reflects the impact of the 25% higher number of shares outstanding following the treasury common share offering in December 2024;

●	Consolidated adjusted income per common share was $0.38 compared with $0.28 for the first quarter of 2025 and $0.33 for the fourth quarter of 2025; and,
●

As at January 31, 2026, the Bank has purchased and cancelled 573,251 common shares under its Normal Course Issuer Bid (NCIB), under which the Bank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float (as of April 28, 2025).

Digital Banking (Combined Canada and US)

●

Total Digital Banking operations (combined Canada and US) credit assets increased 23% year-over-year and 5% sequentially to a record $5.33 billion, driven primarily by strong growth in each of the US and Canadian SRP portfolios, which, combined, increased 29% year-over-year and 9% sequentially;

●

Total Digital Banking operations revenue increased 33% year-over-year and 5% sequentially to a record $34.4 million, with the year-over-year and sequential increases primarily due to the continued growth in credit assets;

●

Total Digital Banking operations net interest margin on credit assets increased 28 bps, or 12%, year-over-year, and decreased 1 bps sequentially, to 2.64%. The year-over-year increase was primarily due to the lower cost of funds, attributable to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed in the early part of fiscal 2025 and which is no longer inverted. The sequential decrease reflects the planned transition of some higher yielding, higher risk-weighted Multi-Family Residential Loans (“MROL”) to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital and the continued growth in the SRP portfolio, which is also composed of lower risk-weighted, lower yielding assets, offset partially by lower cost of funds;

●

Total Digital Banking operations overall net interest margin increased 17 bps, or 8%, year-over-year and decreased 4 bps, or 2%, sequentially to 2.25%. The Bank’s net interest margin remained among the highest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Total Digital Banking operations provision for credit losses as a percentage of average credit assets remained negligible at 0.05%, compared with a 12-quarter average of 0.04%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Total Digital Banking operations net income was $11.5 million compared with $8.9 million for the first quarter of last year and $5.1 million for the fourth quarter of 2025. Net income for the first quarter of fiscal 2026 included $1.5 million (before tax) of non-interest expenses primarily related to the Reorganization, compared to the sequential quarter of $5.4 million, which also had one-time tax expense adjustments;

●

Total Digital Banking operations income per common share was $0.36 compared with $0.30 for the first quarter of last year and $0.16 for the fourth quarter of 2025. In addition to the impact of the items noted above, the variance to prior year reflects the impact of the 25% higher number of shares outstanding following the treasury common share offering in December 2024.

Digital Banking Canada

Note:  The financial results for Digital Banking Canada contain certain non-interest expenses for general corporate administrative costs.

●	Canadian Digital Banking operations net income was $8.7 million compared with $8.8 million for the first quarter of last year and $3.1 million for the fourth quarter of 2025; and,
●

Canadian Digital Banking operations net income per common share was $0.28 compared with $0.30 for the first quarter of last year and $0.10 for the fourth quarter of 2025. In addition to the impact of the items noted above, the variance to prior year reflects the impact of the 25% higher number of shares outstanding following the treasury common share offering in December 2024;

Digital Banking US

●

US Digital Banking operations net income was $2.8 million compared with $103,000 for the first quarter of last year and $2.0 million for the fourth quarter of 2025. The sequential increase was primarily attributable to the strong growth in the SRP portfolio. US Digital Banking operations include expenses that are being incurred ahead of asset growth and revenue generated by the ramp up of the US SRP portfolio.

Digital Meteor

●	Digital Meteor’s net income was $179,000 compared with net income of $33,000 for the first quarter of last year and a net income of $94,000 for the fourth quarter of 2025;
●	The Bank started an internal pilot program in the United States for its USDVBs, the US-dollar version of its proprietary Real Bank Tokenized Deposits™ (“RBTDs”™); and,
●	The Bank commenced a refresh of its previously completed pilot program for its CADVBs, the Canadian-dollar version of its proprietary RBTDs™.

DRTC’s Cybersecurity Services Operations

●	DRTC’s net loss was $630,000 compared with a net loss of $757,000 for the first quarter of last year and a net loss of $17,000 for the fourth quarter of 2025.

Reorganization (previously referred to as the Proposed Corporate Realignment)

In May 2025, the Bank announced its intention, subject to the approval of VersaBank’s shareholders, the U.S. Federal Reserve, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), the Minister of Finance (Canada), the Toronto Stock Exchange (“TSX”), the Nasdaq Global Select Market (“Nasdaq”), and other applicable approvals, to implement a series of transactions that would result in, among other things, a new entity (the “Parent”), a newly incorporated Delaware corporation, succeeding VersaBank as the publicly traded entity in which existing shareholders hold their equity interests, thereby domesticating that public company as a U.S. reporting issuer incorporated in Delaware (the “Reorganization”). Under the proposed terms of the Reorganization, among other things, VersaBank will adopt an amendment to its by-laws and effect certain transactions to exchange all of its outstanding common shares for shares of the Parent (the “Share Exchange”). Following the Share Exchange, VersaBank will sell all of its shares of VersaHoldings US Corp. to the Parent in exchange for a promissory note equal to the aggregate fair market value of those shares (the “Parent Note”), which will subsequently be distributed to the Parent as a return of capital.

FINANCIAL SUMMARY

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2026	2025	2025
Results of operations
Interest income	$81,216	$77,471	$73,246
Net interest income	33,881	32,633	25,724
Non-interest income	2,633	2,459	2,103
Total revenue	36,514	35,092	27,827
Provision for (recovery of) credit losses	700	1,319	1,024
Non-interest expenses	20,546	23,871	15,699
Digital Banking	17,773	21,776	12,788
DRTC	2,835	2,525	2,966
Digital Meteor	284	(83)	309
Net income	11,069	5,204	8,143
Adjusted net income*	12,162	10,549	8,143
Income per common share:
Basic	$0.35	$0.16	$0.28
Diluted	$0.35	$0.16	$0.28
Adjusted income per common share basic and diluted*	$0.38	$0.33	$0.28
Dividends paid on common shares	$799	$802	$813
Yield*	5.39%	5.45%	5.92%
Cost of funds*	3.14%	3.15%	3.84%
Net interest margin*	2.25%	2.29%	2.08%
Net interest margin on credit assets*	2.64%	2.65%	2.36%
Return on average common equity*	8.16%	3.89%	7.02%
Adjusted return on average common equity*	8.95%	7.81%	7.02%
Book value per common share*	$16.93	$16.67	$16.03
Efficiency ratio*	56%	68%	56%
Adjusted efficiency ratio*	52%	52%	56%
Return on average total assets*	0.73%	0.37%	0.66%
Provision for (recovery of) credit losses as a % of average credit assets*	0.05%	0.11%	0.09%
	As at
Balance Sheet Summary
Cash	$628,002	$581,710	$386,693
Securities	101,276	80,923	158,546
Credit assets, net of allowance for credit losses	5,333,279	5,066,378	4,346,748
Average credit assets	5,199,829	4,922,347	4,291,432
Total assets	6,146,010	5,808,475	4,971,732
Deposits	5,248,955	4,860,863	4,133,438
Subordinated notes payable	100,160	103,516	106,824
Shareholders' equity	543,076	532,673	521,295
Capital ratios**
Risk-weighted assets	$4,031,913	$3,943,657	$3,422,768
Common Equity Tier 1 capital	516,815	509,650	500,158
Total regulatory capital	623,825	619,890	613,021
Common Equity Tier 1 (CET1) capital ratio	12.82%	12.92%	14.61%
Tier 1 capital ratio	12.82%	12.92%	14.61%
Total capital ratio	15.47%	15.72%	17.91%
Leverage ratio	8.17%	8.47%	9.67%

* See definition under 'Non-GAAP and Other Financial Measures' in the Q1 2026 Management's Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis (MD&A) for the three months ended January 31, 2026, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Conference Call

VersaBank will host a conference call and webcast today, Wednesday, March 4, 2026, at 9:00 a.m. (ET) to discuss its fourth quarter results, featuring a presentation by David Taylor, President & CEO and Nicolas Ospina, Global CFO, followed by a question-and-answer period. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/4qKHiM1 to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 1-416-945-7677 or 1-888-699-1199 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/GjAar8prvln or on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/GjAar8prvln and on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until April 4, 2026 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 79538#

About VersaBank

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, DBG Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized Deposits™).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the Reorganization; the expected realization of additional shareholder value, the simplification of the regulatory structure and the reduction of costs as a result of the Reorganization; the key elements of the Reorganization; the ability to obtain inclusion on stock indices, including the Russell 2000; the ability to continue to grow the US Receive Purchase Program; the ability to expand our net interest margin; and the ability to continue to grow the CMHC residential construction loan program. Forward-looking statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; changes in trade laws and tariffs; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

Completion of VersaBank’s plan to realign its corporate structure to a standard US bank framework is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes.

For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2026. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

Follow VersaBank on Facebook, Instagram, LinkedIn and X.